

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2023

Iris Yan
Chief Financial Officer
Taoping Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong 518040
People's Republic of China

> **Re: Taoping Inc.**
> **Registration Statement on Form F-1**
> **Filed August 22, 2023**
> **File No. 333-274153**

Dear Iris Yan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray, Staff Attorney, at 202-551-6356 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kevin (Qixiang) Sun